UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 Vistana, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   92839P108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Martin L. Edelman
                                Battle Fowler LLP
                               75 East 55th Street
                            New York, New York 10022
                                 (212) 856-7000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 July 18, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

858445.3

CUSIP No.  92839P108                   SCHEDULE 13D
--------------------



1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Jeffrey A. Adler, individually and as Trustee of certain trusts listed on Appendix I hereto.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a) / /
                                                                                                                    (b) /X/

3            SEC USE ONLY

4            SOURCE OF FUNDS (See Instructions)

             Not applicable

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            / /

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.
                              7           SOLE VOTING POWER
                                                 98,700
NUMBER OF
SHARES                        8           SHARED VOTING POWER
BENEFICIALLY                                     6,015,758
OWNED BY
EACH                          9           SOLE DISPOSITIVE POWER
REPORTING                                        98,700
PERSON WITH
                              10          SHARED DISPOSITIVE POWER
                                                 6,015,758

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        6,114,458

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)                              / /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        28.4%

14           TYPE OF REPORTING PERSON (See Instructions)
             IN




858445.3
                                                                          Page 2

CUSIP No.  92839P108                   SCHEDULE 13D
--------------------



1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Raymond L. Gellein, Jr.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a) / /
                                                                                                                    (b) /X/
3            SEC USE ONLY

4            SOURCE OF FUNDS (See Instructions)

             Not applicable

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            / /

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.

                              7           SOLE VOTING POWER
                                               30,208
NUMBER OF
SHARES                        8           SHARED VOTING POWER
BENEFICIALLY                                   5,662,716
OWNED BY
EACH                          9           SOLE DISPOSITIVE POWER
REPORTING                                      30,208
PERSON WITH
                              10          SHARED DISPOSITIVE POWER
                                               5,662,716

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        5,692,924

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)                              /X/

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        26.4%

14           TYPE OF REPORTING PERSON (See Instructions)
             IN



858445.3
                                                                          Page 3

CUSIP No.  92839P108                   SCHEDULE 13D
--------------------


1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Raymond L. Gellein, Sr., as Trustee of certain trusts listed on Appendix I hereto
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a) / /
                                                                                                                    (b) /X/
3            SEC USE ONLY

4            SOURCE OF FUNDS (See Instructions)

             Not applicable

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            / /

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.

                              7           SOLE VOTING POWER
                                                458,774
NUMBER OF
SHARES                        8           SHARED VOTING POWER
BENEFICIALLY                                    0
OWNED BY
EACH                          9           SOLE DISPOSITIVE POWER
REPORTING                                       458,774
PERSON WITH
                              10          SHARED DISPOSITIVE POWER
                                                0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        458,774

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)                              /X/

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        2.1%

14           TYPE OF REPORTING PERSON (See Instructions)
             IN




858445.3
                                                                          Page 4

CUSIP No.  92839P108                   SCHEDULE 13D
--------------------



1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Lee I. Miller, as Trustee of certain trusts listed on Appendix I hereto.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a) / /
                                                                                                                    (b) /X/
3            SEC USE ONLY

4            SOURCE OF FUNDS (See Instructions)

             Not applicable

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            / /

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.

                              7           SOLE VOTING POWER
                                                123,000
NUMBER OF
SHARES                        8           SHARED VOTING POWER
BENEFICIALLY                                    0
OWNED BY
EACH                          9           SOLE DISPOSITIVE POWER
REPORTING                                       123,000
PERSON WITH
                              10          SHARED DISPOSITIVE POWER
                                                0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        123,000

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)                              / /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          0.6%

14           TYPE OF REPORTING PERSON (See Instructions)
             IN




858445.3
                                                                          Page 5

CUSIP No.  92839P108                   SCHEDULE 13D
--------------------



1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Catherine G. Male, solely as Trustee of certain trusts listed on Appendix I hereto.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a) / /
                                                                                                                    (b) /X/
3            SEC USE ONLY

4            SOURCE OF FUNDS (See Instructions)

             Not applicable
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            / /

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.
                              7           SOLE VOTING POWER
                                                 85,760
NUMBER OF
SHARES                        8           SHARED VOTING POWER
BENEFICIALLY                                     0
OWNED BY
EACH                          9           SOLE DISPOSITIVE POWER
REPORTING                                        85,760
PERSON WITH
                              10          SHARED DISPOSITIVE POWER
                                                 0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        85,760

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)                              / /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          0.4%

14           TYPE OF REPORTING PERSON (See Instructions)
             IN




858445.3
                                                                          Page 6

CUSIP No.  92839P108                   SCHEDULE 13D
--------------------



1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Rija Limited Partnership

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a) / /
                                                                                                                    (b) /X/
3            SEC USE ONLY

4            SOURCE OF FUNDS (See Instructions)

             Not applicable

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            / /

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Nevada
                              7           SOLE VOTING POWER
                                                 0
NUMBER OF
SHARES                        8           SHARED VOTING POWER
BENEFICIALLY                                     6,015,758
OWNED BY
EACH                          9           SOLE DISPOSITIVE POWER
REPORTING                                        0
PERSON WITH
                              10          SHARED DISPOSITIVE POWER
                                                 6,015,758

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        6,015,758

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)                              / /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        27.9%

14           TYPE OF REPORTING PERSON (See Instructions)
             PN



858445.3
                                                                          Page 7

CUSIP No.  92839P108                   SCHEDULE 13D
--------------------



1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             NevWest Limited Partnership

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a) / /
                                                                                                                    (b) /X/

3            SEC USE ONLY

4            SOURCE OF FUNDS (See Instructions)

             Not applicable

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            / /
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                              7           SOLE VOTING POWER
                                                  0
NUMBER OF
SHARES                        8           SHARED VOTING POWER
BENEFICIALLY                                      2,797,764
OWNED BY
EACH                          9           SOLE DISPOSITIVE POWER
REPORTING                                         0
PERSON WITH
                              10          SHARED DISPOSITIVE POWER
                                                  2,797,764

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        2,797,764

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)                              / /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        13.0%

14           TYPE OF REPORTING PERSON (See Instructions)
             PN




858445.3
                                                                          Page 8

CUSIP No.  92839P108                   SCHEDULE 13D
--------------------



1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             NevEast Limited Partnership

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a) / /
                                                                                                                    (b) /X/

3            SEC USE ONLY

4            SOURCE OF FUNDS (See Instructions)

             Not applicable

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            / /

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                              7           SOLE VOTING POWER
                                                  0
NUMBER OF
SHARES                        8           SHARED VOTING POWER
BENEFICIALLY                                      2,864,952
OWNED BY
EACH                          9           SOLE DISPOSITIVE POWER
REPORTING                                         0
PERSON WITH
                              10          SHARED DISPOSITIVE POWER
                                                  2,864,952

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        2,864,952

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)                              / /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        13.3%

14           TYPE OF REPORTING PERSON (See Instructions)
             PN



858445.3
                                                                          Page 9

CUSIP No.  92839P108                   SCHEDULE 13D
--------------------


                     This statement amends and supplements the Schedule 13D, dated December 19, 1997 (the "Schedule 13D"), which was originally filed with the Securities and Exchange Commission (the "SEC") on December 30, 1996 with respect to the ownership of common stock, par value $0.01 per share ("Common Stock"), of Vistana, Inc., a Florida corporation (the "Company").

Item 2.              Identity and Background

Item 2 is hereby amended and supplemented by adding the following:

                     The following person is added to the list of persons identified as "Reporting Persons" under Item 2 of the original Schedule 13D:

                     1. Raymond L. Gellein, Sr., as Trustee of the trusts listed on Appendix I attached hereto. Mr. Gellein, Sr., a United States citizen, resides at 547 North Riverside, St. Clair, Michigan 48079. Mr. Gellein, Sr. is retired. Mr. Gellein, Sr. has not, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.              Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

                     On July 18, 1999, the Company and Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation, and its wholly-owned subsidiary, Fire Acquisition Corp., a Florida corporation (collectively, "Starwood"), executed a definitive Agreement and Plan of Merger providing for the acquisition of the Company by Starwood pursuant to a merger of the Company with and into Fire Acquisition Corp. (the "Merger"). Concurrently with the signing of the Merger Agreement, Mr. Adler, together with certain trusts primarily for his benefit and the benefit of his family members and RIJA (the "Adler Shareholders"), entered into a Shareholders Agreement with Starwood (the "1999 Adler Shareholders Agreement"), pursuant to which the Adler Shareholders have agreed to vote (or cause to be voted) all of the shares of Common Stock that they beneficially own or have voting control over in favor of the Merger, the approval of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement. Similarly, concurrently with the signing of the Merger Agreement, Mr. Gellein, together with certain trusts primarily for his benefit and the benefit of his family members and Mr. Gellein's former spouse and NevWest and NevEast (the "Gellein Shareholders"), entered into a Shareholders Agreement with Starwood (the "1999 Gellein Shareholders Agreement" and together with the 1999 Adler Shareholders Agreement, the "1999 Shareholders Agreements"), pursuant to which the Gellein Shareholders have agreed to vote (or cause to be voted) all of the shares of Common Stock that they beneficially own or have voting control over in favor of the Merger, the approval of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement. In addition, pursuant to the 1999 Shareholders

858445.3
                                                                         Page 10

CUSIP No.  92839P108                   SCHEDULE 13D
--------------------


Agreements, the Adler Shareholders and the Gellein Shareholders have granted to Starwood an irrevocable proxy to vote all of the shares of Common Stock that they are entitled to vote at any meeting of shareholders of the Company relating to the Merger and their agreement to vote in favor of the Merger. Further, pursuant to the 1999 Shareholders Agreements, on July 18, 1999, the Adler Shareholders and the Gellein Shareholders executed and delivered to the Company written consents approving the Merger Agreement and the Merger. As a result, the required stockholder approval of the Merger under Florida law has been obtained.

Item 5.              Interest in the Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

                     (a) As of June 30, 1999, the Company had 21,567,377 shares of Common Stock issued and outstanding. Appendix I sets forth the number and percentage of shares beneficially owned by each Reporting Person as of the date of this filing.

                     (b) Subject to the terms of the 1999 Shareholders Agreements, the Shareholders' Agreement (as modified by the letter agreement described in the fifth paragraph under Item 6 below), the Registration Rights Agreement, the Shareholder Option Agreements (as supplemented by the letter agreements between certain of the Adler Shareholders and the Gellein Shareholders and Starwood described in the sixth paragraph under Item 6 below), the Lock-up Agreements and the Assignment and Assumption Agreements, each Reporting Person has the sole voting and sole dispositive power with respect to the Subject Shares (as such term in defined in the Schedule 13D) beneficially owned by such Reporting Person as enumerated on Appendix I except that (i) Mr. Adler may be deemed to share voting and dispositive power with Rija and (ii) Mr. Gellein may be deemed to share voting and dispositive power with NevWest and NevEast with respect to the Subject Shares owned by each of them.

                     (c)     Not applicable.

                     (d)     Not applicable.

                     (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

1999 Shareholders Agreements

                     The following is a summary of the material provisions of the 1999 Shareholders Agreements, consisting of the 1999 Adler Shareholders Agreement (as defined in Item 4 above) and the 1999 Gellein Shareholders
Agreement (as defined in Item 4 above). This summary is not intended to be complete and reference is made to the 1999 Adler Shareholders Agreement and the 1999 Gellein

858445.3
                                                                         Page 11

CUSIP No.  92839P108                   SCHEDULE 13D
--------------------


Shareholders Agreement for a complete description of the arrangements with respect to the Subject Shares. Because the 1999 Adler Shareholders Agreement and the 1999 Gellein Shareholders Agreement contain the same terms and provisions and differ only with respect to the parties thereto, the following summary describes each of the 1999 Shareholders Agreements.

                     On July 18, 1999, the Adler Shareholders entered into the 1999 Adler Shareholders Agreement with Starwood and the Gellein Shareholders entered into the 1999 Gellein Shareholders Agreement with Starwood. Pursuant to the 1999 Shareholders Agreements, the Adler Shareholders and the Gellein Shareholders have each agreed to vote (or cause to be voted) all of the shares of Common Stock that they beneficially own or have voting control over in favor of the Merger (described in Item 4 above), the approval of the Merger Agreement (described in Item 4 above) and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement. In addition, pursuant to the 1999 Shareholders Agreements, the Adler Shareholders and the Gellein Shareholders have granted to Starwood an irrevocable proxy to vote all of the shares of Common Stock that they are entitled to vote at any meeting of shareholders of the Company relating to the Merger and their agreement set forth in the immediately preceding sentence.

                     The 1999 Shareholders Agreements prohibit transfers of the Subject Shares by the Adler Shareholders and the Gellein Shareholders to persons other than Starwood and certain other permitted transferees, which include family members and other persons in connection with estate planning objectives, prior to the consummation of the Merger. The 1999 Shareholders Agreements also impose on certain of the Adler Shareholders and certain of the Gellein Shareholders certain restrictions on transfers of Starwood stock after the Merger, as well as certain indemnification obligations and events of forfeiture of shares of Starwood stock.

                     The 1999 Shareholders Agreements will terminate and be of no further force and effect upon a valid termination of the Merger Agreement.

                     Pursuant to a separate letter agreement, the Adler Shareholders and the Gellein Shareholders have agreed that, to the extent that any term, provision or agreement set forth in the 1999 Shareholders Agreements conflicts with a term, provision or agreement set forth in the Shareholders Agreement entered into on February 10, 1997, the term, provision or agreement set forth in the 1999 Shareholders Agreements shall control.

                     Pursuant to separate letter agreements, certain of the Adler Shareholders and the Gellein Shareholders who are parties to the Shareholder Option Agreements have agreed with Starwood and the Company that they will comply with the terms of the Shareholder Option Agreements and will not amend the Shareholder Option Agreements without the prior written consent of Starwood and the Company.

Item 7.              Materials to be Filed as Exhibits.

                     Exhibit 99.1 --   Shareholders Agreement, dated as of July
                                       18, 1999, among Starwood Hotels & Resorts
                                       Worldwide, Inc., a Maryland corporation,
                                       Fire Acquisition Corp., a Florida
                                       corporation, Jeffrey A. Adler, Rija
                                       Limited

858445.3
                                                                         Page 12

CUSIP No.  92839P108                   SCHEDULE 13D
--------------------


                                       Partnership,     a     Nevada     limited
                                       partnership, the Jeffrey A. Adler Grantor
                                       Annuity  Trust #1,  the  Jeffrey A. Adler
                                       Grantor Annuity Trust #2, the ARA Trust and the DLA Trust.

                     Exhibit 99.2 --   Shareholders Agreement, dated as of July
                                       18, 1999, among Starwood Hotels & Resorts
                                       Worldwide, Inc., a Maryland corporation,
                                       Fire Acquisition Corp., a Florida
                                       corporation, Raymond L. Gellein, Jr.,
                                       NevEast Limited Partnership, a Delaware
                                       limited partnership, NevWest Limited
                                       Partnership, a Delaware limited
                                       partnership, the Raymond L. Gellein, Jr.
                                       Grantor Retained Annuity Trust, the
                                       Matthew James Gellein Irrevocable Trust, the Brett Tyler Gellein Irrevocable
                                       Trust, the Janice G. Gellein Grantor
                                       Annuity Trust, the Catherine Male Gift
                                       Trust, the Cherie Doherty Gift Trust and the Susan Faetz Gift Trust.

858445.3
                                                                         Page 13

CUSIP No.  92839P108                   SCHEDULE 13D
--------------------


                                   SIGNATURES

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 23, 1999


                    /s/ Jeffrey A. Adler
                    ---------------------------------------------
                        Jeffrey A. Adler
                        Individually and as Trustee of the following trusts:
                        Jeffrey A. Adler Grantor Annuity Trust #1
                        Jeffrey A. Adler Grantor Annuity Trust #2


                    /s/ Raymond L. Gellein, Jr.
                    ---------------------------------------------
                        Raymond L. Gellein, Jr.


                    /s/ Raymond L. Gellein, Sr.
                    ---------------------------------------------
                        Raymond L. Gellein, Sr.
                        as Trustee of the following trusts:
                        Raymond L. Gellein, Jr. Grantor Retained
                                  Annuity Trust
                        Catherine Male Gift Trust
                        Janice G. Gellein Grantor Annuity Trust
                        Cherie Doherty Gift Trust
                        Susan Faetz Gift Trust


                    /s/ Lee I. Miller
                    ---------------------------------------------
                        Lee I. Miller
                        as Trustee of the following trusts:
                        ARA Trust
                        DLA Trust


                    /s/ Catherine G. Male
                    ---------------------------------------------
                        Catherine G. Male
                        as Trustee of the following trusts:
                        Matthew James Gellein Irrevocable Trust
                        Brett Tyler Gellein Irrevocable Trust


858445.3
                                                                         Page 14

CUSIP No.  92839P108                   SCHEDULE 13D
--------------------


                                 RIJA LIMITED PARTNERSHIP

                                 By:   Alexdann Corporation, General Partner


                                       By:   /s/ Ronald Smith
                                           -------------------------------------
                                                 Ronald Smith
                                                 Treasurer


                                 NEVWEST LIMITED PARTNERSHIP

                                 By:   Nevgel, Inc., General Partner


                                       By:    /s/ Ronald Smith
                                           -------------------------------------
                                                 Ronald Smith
                                                 President


                                 NEVEAST LIMITED PARTNERSHIP

                                 By:   NevJan I, Inc., General Partner


                                       By:     /s/ Ronald Smith
                                           -------------------------------------
                                                 Ronald Smith
                                                 President

858445.3
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








CUSIP No.  92839P108                   SCHEDULE 13D
--------------------


                                   APPENDIX I


                                                                                     Shares                     Percentage of
Reporting Person                                                                 Beneficially Owned           Total Outstanding
----------------                                                                 ------------------           -----------------

1.  Rija Limited Partnership.....................................................      6,015,758                 27.9%

2. Jeffrey A. Adler, individually and as Trustee of the following trusts:

   a)  Individually, shares subject to an option granted under the Vistana
        Stock Plan which is exercisable within 60 days of the date hereof........         30,208                  0.1%

   b) Jeffrey A. Adler Revocable Trust, limited partner and sole shareholder
       of the corporate general partner of Rija Limited Partnership..............      6,015,758                 27.9%

   c)  Jeffrey A. Adler Grantor Annuity Trust #1.................................         31,133                  0.1%

   d)  Jeffrey A. Adler Grantor Annuity Trust #2.................................         37,359                  0.2%

Total Shares Beneficially Owned by Jeffrey A. Adler,
individually and as Trustee......................................................      6,114,458                  28.4%

3. Raymond L. Gellein, Jr.

   a)  Individually, shares subject to an option granted under the Vistana Stock
       Plan which is exercisable within 60 days of the date hereof...............         30,208                  0.1%

   b)  Raymond  L.  Gellein,  Jr.  Revocable  Trust,  limited  partner  and sole shareholder of the corporate general partner of NevWest
       Limited Partnership.......................................................      2,797,764                 13.0%

   c) JGG Holdings Trust, a limited partner and the sole shareholder of
       one of the corporate general partners of NevEast Limited Partnership......      2,864,952                 13.3%

Total Shares Beneficially Owned by Raymond L. Gellein, Jr........................      5,692,924                 26.4%

4.  Raymond L. Gellein, Sr., solely as Trustee

   a)  Raymond L. Gellein, Jr., Grantor Retained Annuity Trust...................        220,101                  1.0%

   b)  Catherine Male Gift Trust.................................................         20,500                 0.09%

   c)  Janice G. Gellein Grantor Annuity Trust...................................        177,173                  0.8%

   d)  Cherie Doherty Gift Trust.................................................         20,500                 0.09%

   e)  Susan Faetz Gift Trust....................................................         20,500                 0.09%

Total Shares Beneficially Owned by Raymond L. Gellein, Sr.,
solely as Trustee................................................................        458,774                  2.1%

5.  NevWest Limited Partnership..................................................      2,797,764                 13.0%

6.  NevEast Limited Partnership..................................................      2,864,952                 13.3%



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





CUSIP No.  92839P108                   SCHEDULE 13D
--------------------



7.  Lee I. Miller, solely as Trustee

   a)  ARA Trust.................................................................         61,500                  0.3%

   b)  DLA Trust.................................................................         61,500                  0.3%

Total Shares Beneficially Owned by Lee I. Miller,
solely as Trustee................................................................        123,000                  0.6%

8.  Catherine G. Male, solely as Trustee

   a)  Matthew James Gellein Irrevocable Trust...................................         42,880                  0.2%

   b)  Brett Tyler Gellein Irrevocable Trust.....................................         42,880                  0.2%

Total Shares Beneficially Owned by Catherine G. Male,
solely as Trustee................................................................         85,760                  0.4%



858445.3
                                                                         Page 17

CUSIP No.  92839P108                   SCHEDULE 13D
--------------------


                                  Exhibit Index
                                  -------------




Exhibit 99.1  --             Shareholders Agreement, dated as of July 18, 1999,
                             among Starwood Hotels & Resorts Worldwide, Inc., a
                             Maryland corporation, Fire Acquisition Corp., a
                             Florida corporation, Jeffrey A. Adler, Rija Limited
                             Partnership, a Nevada limited partnership, the Jeffrey A. Adler Grantor Annuity Trust #1, the
                             Jeffrey A. Adler Grantor Annuity Trust #2, the ARA
                             Trust and the DLA Trust.

Exhibit 99.2  --             Shareholders Agreement, dated as of July 18, 1999,
                             among Starwood Hotels & Resorts Worldwide, Inc., a
                             Maryland corporation, Fire Acquisition Corp., a
                             Florida corporation, Raymond L. Gellein, Jr.,
                             NevEast Limited Partnership, a Delaware limited partnership, NevWest Limited Partnership, a
                             Delaware limited partnership, the Raymond L.
                             Gellein, Jr. Grantor Retained Annuity Trust, the
                             Matthew James Gellein Irrevocable Trust, the Brett
                             Tyler Gellein Irrevocable Trust, the Janice G.
                              Gellein Grantor Annuity Trust, the Catherine Male
                             Gift Trust, the Cherie Doherty Gift Trust and the
                             Susan Faetz Gift Trust.



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